RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

REPORT FOR THE QUARTER ENDED 31 MARCH 2006

*    Solid profits and stronger cashflow on back of increased profit from mining
*    Loulo maintains production and progresses with Phase 2 completion
*    Loulo underground project on track
*    Drilling highlights potential for extensions to Loulo and Yalea as well as new deposits
*    Morila delivers on budget and exploration initiative produces first results
*    Group initiates return to Tongon and increases groundholding in Cote
     d'Ivoire
*    Group set to drill in seven project areas in five countries

Randgold Resources Limited has 68.2 million shares in issue as at 31 March 2006

SUMMARISED FINANCIAL INFORMATION

                                                             12
                                      Quarter  Quarter   months
                                        ended    ended    ended
                                       31 Dec   31 Mar   31 Dec
                            Quarter      2005     2005     2005
                              ended      (Re-     (Re-     (Re-
                             31 Mar   stated)  stated)  stated)
US$000                         2006         +        +        +
Gold sales revenue           67,241    60,553   31,986  151,502
Total cash costs*            33,463    29,820+  14,121+  65,939+
Profit from mining
activity*                    33,778    30,733+  17 865+  85,563+
Profit from operations*      21,127    18,717+   9 446+  49,604+
Net profit                   12,767    17,009+  11 276+  47,856+
Net profit (as
previously reported)            n/a    12,426   12,120   40,887
Net profit attributable
to equity shareholders       11,545    14,660+  11,276+  45,507+
Net cash generated from
operations                   22,529    13,486    1,317   29,736
Bank and cash               158,139   152,452   69,426  152,452
Attributable production**
(ounces)                    118,989   126,404   66,908  328,428
Group total cash costs
per ounce** * (US$)             281       236+     211+     201+
Group cash operating
costs per ounce* (US$)          245       204+     179+     169+

*    Refer to explanation of non-GAAP measures provided.
**   Randgold Resources consolidates 40% of Morila and 100% of Loulo
+    Restated due to change in accounting policy relating to deferred stripping.
     See note on accounting policies.
n/a  Not applicable

COMMENTS
* Total attributable production for the quarter was 118 989 ounces at total cash costs of US$281/oz. This compares to 66 908 ounces at total cash costs of
US$211/oz in the March 2005 quarter. The increase in production and cash costs is due to the additional ounces from Loulo's first full quarter of production.
These results are in accordance with SEC's EITF 04-06 on deferred stripping.
* The results for 2005 have also been restated due to a change in accounting policy relating to discontinuing accounting for deferred stripping (see accounting policies section). * Gold sales revenue increased by US$35.3 million over the corresponding 2005 quarter as a result of Loulo coming on stream and the increased gold price.
* Total cash costs of US$33.5 million for the quarter ended 31 March 2006 include US$20.9 million in respect of Loulo, which is the main reason for the increase from US$14.1 million for the corresponding quarter in 2005.
* Profit from mining activity for the quarter ended March 2006 is US$15.9 million higher than the corresponding quarter in 2005, mainly as a result of
Loulo's profit of US$16.7 million, partially offset by an increase in costs at
Morila which is largely due to lower grades processed in line with the mine plan.
* Net profit attributable to equity shareholders is calculated after deducting
US$1.2 million attributable to Loulo minority shareholders.
* Total attributable ounces produced were down slightly compared to the 126 404 ounces produced in the December 2005 quarter. The decrease is due to the expected grade decline at Morila as well as the lower grade at Loulo which is part of the revised short term plan relating to the installation of the hard rock crushing circuit. This also pushed up unit costs per ounce.
* Higher gold prices received in the March quarter offset the lower production and resulted in a 10% increase in profit from mining.
* Net profit in the current quarter was US$12.8 million. This is the first full quarter of tax for Morila which ended its tax holiday in November 2005. Net profit for the quarter ended 31 December 2005 was US$17 million (US$12.5 million before restatement).

OPERATIONS
LOULO
The quarter ended 31 March 2006 is the first full quarter of production since the mine became operational on 8 November 2005. Throughput at 722 000 tonnes, represents a significant achievement considering the challenges the management team had to contend with as a result of the delay in completing the Phase 2 crushing circuit.

The higher throughput served to offset the lower head grade at 2.9g/t which is, as per the revised short term feed strategy designed to minimise the impact of a delay in starting the hard rock crushing circuit caused by the defaulting construction contractor. Recovery and production are in line with expectations.

The average gold price received was US$556/oz for the quarter, representing a substantial increase when compared to the quarter ended 31 December 2005.

The significant impact on cost per ounce was the lower grade and additional rehandling and mobile crushing costs resulting from the short term feed strategy. Cash operating and total cash costs for the quarter were nevertheless in line with forecast and are expected to improve after the commissioning of Phase 2 and as the operation settles down.

Production statistics are:
                                                             12
                           Quarter   Quarter   Quarter   months
                             ended     ended     ended    ended
                            31 Mar    31 Dec    31 Mar   31 Dec
Loulo results                 2006      2005      2005     2005
Mining
Tonnes mined (000)           4,041     4,149         -   12,096
Ore tonnes mined (000)         379       537         -    1,213
Milling
Tonnes processed (000)         722       551         -      551
Head grade milled (g/t)        2.9       4.5         -      4.5
Recovery (%)                  93.2      94.3         -     94.3
Ounces produced             64,677    67,984         -   67,984
Average price received
(US$/oz)                       556       499         -      499
Cash operating costs*
(US$/oz)                       288       137         -      137
Total cash costs*
(US$/oz)                       323       165         -      165
Profit from mining
activity* (US$000)          16,725    19,485         -   19,485
Gold revenue (US$000)       37,618    30,688         -   30,688

Randgold Resources owns 80% of Loulo with the Government of Mali owning
20%. Randgold Resources consolidates 100% of Loulo and then adjusts the income statement for the minority interest. * Refer to explanation of non-GAAP measures provided.

The prior period results for Loulo have not been affected by the change in accounting policy relating to deferred stripping as there have been no transfers to deferred stripping since the mine became operational.

As reported last quarter Somilo S.A. continues to believe it is entitled to recover the funds referred to in the note to the balance sheet contained in our financial report for the quarter and year ended 31 December 2005.
Recovery of the full amount and other legal claims from MDM Foreman (Pty)
Ltd ("MDM") is dependent on the liquidation process and the successful conclusion of the legal action referred to in the same note, of which there can be no assurance. The court has postponed considering the case for the order of final liquidation of MDM until 20 June 2006.

The mine has had to deal with many unfinished construction items, and with numerous challenges relating to structural construction delays due to required site alterations and repairs caused by inadequacies found in some of the original contractor material. Nevertheless, the Phase 1 circuit of the project is, subject to a few re-design issues relating to the CIL circuit, now substantially complete. All aspects of the plant are now performing well and the completion of Phase 2 on time is the key focus.

The hard ore circuit representing Phase 2 has seen excellent progress despite the disruption caused by taking back the contract from the main contractor. The secondary and tertiary crushers have been installed and the primary

crusher is on site awaiting installation once the civil works are finished.
These are scheduled for completion in the second quarter.

The tailings return water pipeline has also been installed, allowing for the re-circulation of water back to the plant area.

Although challenging, the schedule still remains on track for the commissioning of Phase 2 towards the end of the second quarter.

Updating of the underground feasibility study allowed the conversion of 3.82 million more resource ounces into reserves.

Loulo                                                Attri-
                                                    butable
                             Tonnes   Grade   Gold     gold
                                (Mt)   (g/t) (Mozs)    (80%)
Reserves  Category             2005    2005   2005    (Mozs)
          Proven              13.75    3.48   1.54
          Probable            24.82    5.07   4.05
Sub-total Proven and probable 38.57    4.50   5.59     4.47

                                                     Attri-
                                                    butable
                             Tonnes   Grade   Gold     gold
                                (Mt)   (g/t) (Mozs)    (80%)
Resources  Category            2005    2005   2005    (Mozs)
           Measured and
           indicated          61.86    4.54   9.03     7.22
           Inferred            9.82    2.87   0.90     0.72

* Full details of the group's reserves and resources are contained in the annual report for the year ended 31 December 2005.

MORILA
Morila made a good start to the year with plant throughput averaging 349 000 tonnes per month over the first quarter, in line with the design capacity of 350
000 tonnes. This 11% increase in throughput partially made up for the expected decrease in grade, and gold production for the quarter was 135 779 ounces. Costs decreased compared to the previous quarter's which were impacted by non-recurring accounting adjustments. Total cash costs for the quarter were
US$231/ounce.

Morila results                                                 12
                                        Quarter  Quarter   months
                                          ended    ended    ended
                              Quarter    31 Dec   31 Mar   31 Dec
                                ended      2005     2005     2005
                               31 Mar  (Restat- (Restat- (Restat-
                                 2006      ed)+     ed)+     ed)+
Mining
Tonnes mined (000)              6,059     6,798    7,815   24,554
Ore tonnes mined (000)          1,478     2,199    1,646    7,041
Milling
Tonnes processed (000)          1,048       946      857    3,763
Head grade milled (g/t)           4.4       5.2      6.6      5.9
Recovery (%)                     92.1      90.8     92.4     91.7
Ounces produced               135,779   146,049  167,272  651,110

Average price received
(US$/oz)                          560       485      428      449
Cash operating costs*
(US$/oz)                          193       282+     179+     178+
Total cash costs* (US$/o z)       231       319+     211+     210+
Profit from mining
activity* (US$000)             42,630    28,120+  44,663+ 158,185+
Attributable
(40% proportionately
consolidated)
Gold revenue (US$000)          29,624    29,865   31,986  120,814
Ounces produced                54,312    58,420   66,908  260,444
Profit from mining
activity (US$000)              17,052    11,248+  17,865+  66,078+

*  Refer to explanation of non-GAAP measures provided.
+  Restated due to change in accounting policy related to deferred stripping. See note on accounting policies.

As indicated in the previous quarter, much of the depletion of the resource which occurred in 2005 from mining activities was replaced by year end as a result of infill drilling. This reflects in the ore reserve statement as at end
2005, based on the current orebody model.

Morila                                               Attri-
                                                    butable
                             Tonnes   Grade   Gold     gold
                                (Mt)   (g/t) (Mozs)    (40%)
Reserves  Category             2005    2005   2005    (Mozs)
          Proven              15.95    3.21   1.65
          Probable             6.19    3.63   0.72
Sub-total Proven and probable 22.14    3.33   2.37     0.95

                                                      Attri-
                                                     butable
                             Tonnes   Grade   Gold     gold
Re-                             (Mt)   (g/t) (Mozs)    (40%)
sources   Category             2005    2005   2005    (Mozs)
          Measured and
          indicated           34.07    2.84   3.11     1.24
          Indicated            3.78    3.19   0.39     0.16

* Full details of the group's reserves and resources are contained in the annual report for the year ended 31 December 2005.

The gold price at which pit optimisation has been run, has increased from
US$375/ounce to US$400/ounce, but this has been offset by increases in input costs such as diesel, transport and steel balls.

The success of the infill and resource extension drilling has led to the identification of an additional 510 000 ounces of reserves, partially replacing the 715 000 ounces delivered to the mill during 2005.

Higher density drilling has also led to the proportion of reserves in the higher confidence proven category increasing from 50% to 70%.

It is currently estimated that mining activities will cease during 2008 subject to no additional reserves being added to the mine plan, with processing of stockpiles continuing until 2013. Over the period 2006-2008 it is expected that production will be in excess of 500 000 ounces per year. At current gold prices, it is possible that additional existing mineral resources could be converted to mining reserves, thereby impacting positively on production and/or mine life.

As discussed last quarter, resource extension drilling in the south of the pit was responsible for a significant part of the additional mineral resource identified during the year. A detailed follow-up drilling programme has continued and has yielded a number of significant results which suggest continuity of the Morila orezone beyond the tonalite intrusion.

The 40 000 metre regional drilling programme has made good progress this quarter with a focus on the south westerly extension of the high grade axis identified in the pit. Low grade anomalous values have been returned for several of the drillholes and REG003, which is situated one kilometre south west along strike of the high grade zone, returned a value of 34.89g/t over 4.43 metres from a depth of 400 metres below surface. Follow up drilling on this target will involve close spaced drilling as well as a programme designed to connect the tonalite extension of the orebody with the intersection in REG003.

PROJECTS AND EVALUATION
LOULO GOLD MINE - UNDERGROUND DEVELOPMENT

Further progress has been made during the quarter on finalising plans for the development of the Yalea underground mine:
* A detailed mine design and production scheduling has been completed.
* A twin decline system for underground access (4.5 metres high by 4.5 metres wide) has replaced the previous single decline access. One decline will be equipped with a conveyor belt for rock transport and the other decline will be used for vehicle access. This design is expected to bring about advantages in safety, ventilation and timing of the project.
* The mine ventilation design has been completed.
* The boxcut and portal design is in the process of being completed and portal construction for the conveyor decline is expected to start in the third quarter of 2006.
* The conveyor decline development will start in the fourth quarter of 2006 and accessing of first development ore is expected in 2007. First stoping ore is expected by the end of 2007.
* The heavy vehicle fleet for Yalea has been finalised and a delivery schedule set for 2006 and 2007.
* The selection process to appoint a suitable development contractor for Yalea is in progress and the contract is expected to be awarded during June.

The underground development plan for Loulo 0 is also currently being revised.
Work is in progress to further review the plan to integrate ore tonnages from the opencast and underground sources. This will form the basis of a decision to increase plant capacity to 300 000 tonnes per month from the current nameplate design of 200 000 tonnes per month.

TONGON PROJECT
Interaction with mines ministry and other relevant parties in Cote d'Ivoire has continued in advance of re-starting work on the project. By the end of the quarter the new project team was on site preparing the field camp and local offices for the commencement of a 10 drillhole, 2 000 metre programme designed to fill in gaps in the northern zone and extend coverage in depth at the southern zone. A drilling contract has been finalised and drilling is expected to start during June and be complete by the onset of the rainy season.
This tactical programme will be used to design a further 27 000 metre drilling programme which will form the basis of the final feasibility study for the project.

Given a satisfactory outcome to the planned elections in October, the company aims to complete the feasibility study within two years.

EXPLORATION ACTIVITIES
Exploration within the Loulo region continued to highlight the potential for further extensions to the known orebodies as well as identifying new deposits.

Drilling at Yalea concentrated on delineating the high grade zone as well as testing the northern and southern extensions of the orebody. Borehole YDH256 at
4.15 metres at 6.48g/t confirmed the presence of economic mineralisation below and to the north of our existing scheduled levels. At Loulo 0 an exploration programme to test the strike extensions of the orebody was successful, with hole
L0CP66 returning 22.6 metres at 8.2g/t located 600 metres south of the existing wireframe. Two rigs have been mobilised to Loulo 0 to further test high grade extensions to the orebody at depth.

On the Loulo permit at the Faraba target, 26 RC holes for 3 385 metres completed the first phase of reconnaissance drilling and confirmed bedrock mineralisation over a 2.7 kilometre strike length. Results received during the quarter include:
FARC002 - 39 metres at 2.15g/t including 3 metres at 7.8g/t; FARC008 - 51 metres at 2.26g/t including 3 metres at 12g/t; FARC010 - 109 metres at 0.77g/t; FARC030
- 49 metres at 1.27g/t; FARC031 - 25 metres at 1.46g/t including 4 metres at
3.7g/t; and FARC032 - 27 metres at 1.25g/t including 2 metres at 6.28g/t.
Mineralisation is developed within a north-south shear zone associated with tourmaline-iron carbonate-silica alteration, and disseminated pyrite and arsenopyrite. A four hole diamond drill programme is underway as a preliminary follow-up to the RC drilling. The first hole (FDH04) drilled in the north of
Faraba below FARC030 and FARC031 returned 12.6 metres at 4.03g/t from 225.3 metres.

At P64, additional results have been received from the first phase of drilling and include: P64RC03 - 7 metres at 1.47g/t and 4 metres at 1.03g/t; P64RC04 - 29 metres at 1.03g/t including 2 metres at 8.80g/t and 5 metres at 4.18g/t; and
P64RC07 - 5 metres at 2.31g/t. Diamond drilling is currently in progress.

At Selou to the South of Loulo, the Boulandissou target is returning positive trench results (BNT02: 28 metres at 3.31g/t) along an eight kilometre anomalous shear corridor. While at Sinsinko a broad low grade mineralised envelope has been defined over a 1.3 kilometre strike length (trench BET05 returned 76 metres at 0.83g/t). Reconnaissance diamond drilling is planned during the next quarter.

At Sitakily, eight diamond holes for 1 407 metres were drilled, testing three sub-parallel corridors of porphyry dykes. The results, in general, returned narrow low grade (less than 1g/t) gold intercepts, apart from SDDH002 which returned 6.60 metres at 115.50g/t associated with visible gold in a 1 centimetre quartz vein. RC drilling is planned to follow-up this intersection.

At Morila, the 40 000 metre regional drilling programme commenced and has initially concentrated on the extension of the high grade axis approximately one kilometre to the southwest of the pit. Mine infrastructure including waste dumps limits closer access. Results return a broad halo anomalous in gold similar to the footprint around the Morila orebody within which locate higher grade intercepts including REG003: 4.43 metres at 34.89g/t. The style of mineralisation, alteration and structural setting are similar to the main deposit. The drilling is currently widely spaced ~250 metres by 500 metres.

In South Mali, a 3 000 metre regional diamond drilling programme has been approved to cover permits in the Morila region and test a range of targets, while providing essential structural information across the area. In particular the holes will test areas where there are either shallow dipping foliated sediments or broad open folds. In addition a 3 000 metre aircore drilling programme is underway testing 11 targets on the Diamou and Seriba-Sobara permits which are part of the OMRD Diamou joint venture agreement.

The company is speeding up the evaluation of targets in Senegal, which currently stand at 34. A 6 000 metre RAB contract has been signed and is due to commence shortly, testing seven targets. Diamond drill motivations are being prepared to further test Bambaraya, where 800 metres of bedrock mineralisation have been defined by trenching, and Sofia, a plus three kilometre anomalous structure, as well as new targets: Mansa, Deliya, Matiba and additional targets which are currently being defined.

In Burkina Faso, trenching on the Kiaka North target has defined a very broad, low grade envelope of bedrock mineralisation over a one kilometre strike length.
Trench results include: KAT03 - 36 metres at 0.94g/t (including 20 metres at
1.25g/t), 88 metres at 0.86g/t (including 10 metres at 1.92g/t), 20 metres at
4.89g/t (including 10 metres at 9.07g/t) and 10 metres at 0.97g/t; and KAT04 -
56 metres at 0.82g/t (including eight metres at 1.12g/t) and 52 metres at
1.14g/t (including eight metres at 2.63g/t).

Early stage exploration has commenced on the newly acquired portfolio of permits in Ghana. On the Central Goldfields permit, a stream sediment sampling programme has returned anomalous gold values along a seven kilometre segment of a regional shear, developed at the contact between sedimentary and volcanic rocks.

In the Cote d'Ivoire a team is on the ground in Korhogo and at the Tongon project site, preparing for a 2 000 metre diamond drill programme. A rig has been sourced and drilling is planned to start in early June. The team is currently supervising maintenance on the Korhogo office and Tongon field camp and drill platforms are being prepared. Elsewhere in the Cote d'Ivoire, two new permits in the south of the country have been granted and early phase reconnaissance exploration work has commenced. The Apouasso permit (1 000 km2)
locates on the extension of the Sefwi Belt from Ghana, along strike from
Newmont's Ahafo project. The Dignago permit (1 000 km2) locates in southwest
Cote d'Ivoire on a major regional structure at the contact between basement gneisses and Birimian volcanics.

A four hole reconnaissance diamond drill programme has been completed at
Kiabakari in Tanzania. This programme provided detailed information on bedrock geology, structure, alteration and mineralisation to enable a better understanding of the Kiabakari system. The drilling indicates a wide zone of heterogeneous deformation in gabbro and along more discreet mylonite zones in mafic volcanic units. The sulphide alteration and deformed zones observed in the core indicates a large hydrothermal system. A best intercept of 12 metres at
3.29g/t was returned. In addition, two new zones were identified north of the known mineralisation.

CONSOLIDATED INCOME STATEMENT
                                                           12
                                 Quarter    Quarter    months
                                   ended      ended     ended
                       Quarter    31 Dec     31 Mar    31 Dec
                         ended      2005       2005      2005
                        31 Mar  (Restat-   (Restat-  (Restat-
US$000                    2006      ed)+       ed)+      ed)+
REVENUES
Gold sales              67,241    60,553    31,986    151,502
OTHER INCOME
Interest income          2,049     1,067       325      2,064
Exchange gains           2,056        25       365        413
Other income                16       194     1,602      1,303
Total other income       4,121     1,286     2,292      3,780
Total revenue           71,362    61,839    34,278    155,282
COSTS AND EXPENSES
Mine production costs   27,411    26,822    15,860     66,612
Movement in production
inventory and ore
stockpile               (1,296)   (3,882)+  (5,410)+  (18,744)+
Transfer from/(to)
deferred stripping           -         -+        -+         -+
Depreciation and
amortisation             4,964     4,733     2,595     11,910
General and
administration expenses  2,874     2,724     1,442      7,438
Mining and processing
costs                   33,953    30,397+   14,487+    67,216+
Transport and refinery
costs                      153       162        67        360
Royalties                4,321     3,994     2,162     10,273
Exploration and
corporate expenditure    7,687     7,283     5,824     24,049
Loss/(gain) on forward
gold salesss.            3,227         -         -        (45)
Exchange losses          1,896       416         -      2,487
Other expenses               -     1,536         -        801
Unwind of discount on
provisions for
rehabilitation              84      (125)      117        254
Interest expense         1 619       997       345      1,861
Profit before income
tax                     18,422    17,179+   11,276+    48,026+
Income tax expense      (5,655)     (170)+       -       (170)+
Net profit              12,767    17,009+   11,276+    47,856+
Attributable to:
Equity shareholders     11,545    14,660+   11,276+    45,507+
Minority shareholders    1,222     2,349         -      2,349
                        12,767    17,009+   11,276+    47,856+
Basic earnings per
share (US$)               0.17      0.22+     0.19+      0.74+

Fully diluted earnings
per share (US$)           0.16      0.22+     0.18+      0.71+
Average shares in issue
(000)                   68,131    65,311    59,394     61,702

The results have been prepared in accordance with International Financial
Reporting Standards (IFRS).
+ Restated due to change in accounting policy relating to deferred stripping.
See note on accounting policies.
ss. During the quarter, 36 666 ounces of the Loulo forward sales were rolled out longer-dated. Although the revenue was received at the spot price, because we have changed the initial delivery date, these contracts are now deemed speculative. This gives rise to a non-cash charge to the income statement calculated as the difference between the spot price and the strike price of the contract.

CONSOLIDATED BALANCE SHEET
                                                  At
                                              31 Dec
                                        At      2005        At
                                    31 Mar  (Restat-  31 March
US$000                                2006      ed)+      2005
Assets
Non-current assets
Property, plant and equipment      214,716   202,636   148,375
Cost                               253,375   236,331   172,755
Accumulated depreciation
and amortisation                   (38,659)  (33,695)  (24,380)
Deferred stripping costs                 -+       -+        -+
Deferred taxation                    2,866     2,957+        -
Long-term ore stockpiles            24,710    22,176+   16,606+
Total non-current assets           242,292   227,769+  164,981+
Current assets
Deferred stripping costs                 -         -+        -+
Inventories and stockpiles          30,495    34,210+    7,856+
Receivables                         49,907    47,918    33,549
Cash and cash equivalents          158,139   152,452    69,426
Total current assets               238,541   234,580+  110,831+
Total assets                       480,833   462,349+  275,812+
Shareholders' equity               294,049   301,822+  190,086+
Minority interest                    2,617     1,395      (954)
Total equity                       296,666   303,217+  189,132+
Non-current liabilities
Long-term borrowings                48,786    49,538    55,798
Loans from minority shareholders
in subsidiaries                      2,533     2,483     2,452
Financial liabilities -
forward gold sales                  48,710    34,151    13,583
Provision for rehabilitation         9,571     9,480     3,829
Total non-current liabilities      109,600    95,652+   75,662
Current liabilities
Financial liabilities -
forward gold sales                  18 158     8,939       395
Current portion of
long-term borrowings                23,504    22,991     1,171
Accounts payable and accrue
liabilities                         28,500    28,813     9,452

Taxation payable                     4,405     2,737         -
Total current liabilities           74,567    63,480    11,018
Total equity and liabilities       480,833   462,349+  275,812+

+ Restated due to change in accounting policy relating to deferred stripping. See note on accounting policies.

Main balance sheet movements for the quarter ended 31 March 2006 were as follows:
* An increase in property, plant and equipment due to the development of Phase 2 at Loulo, including work on the crushing plant.
* The increase in financial liabilities relating to forward gold sales reflects an increase in the negative marked-to-market valuation of contracts held at 31
March 2006. The impact is due to the sharp rise in the gold price, which was
US$582 at 31 March 2006.
* The increase in taxation payable relates to income taxes at Morila following the end of the five year tax holiday in November 2005.

 CONSOLIDATED CASHFLOW STATEMENT
                                                             12
                                            3 months     months
                                               ended      ended
                                 3 months     31 Mar     31 Dec
                                    ended       2005       2005
                                   31 Mar   (Restat-   (Restat-
US$000                               2006       ed)+       ed)+
Profit before income tax           18,422     11,276+    48,026+
Adjustment for non-cash items       8,969      3,220     25,564
Working capital changes            (4,862)   (13,179)+  (43,854)+
Net cash generated from operations 22,529      1,317     29,736
Additions to property, plant and
equipment                         (17,044)   (21,116)   (73,217)
Financing of contractors             (156)    (4,534)   (11,276)
Net cash utilised in investing
activities                        (17,200)   (25,650)   (84,493)
Ordinary shares issued                548        547    105,248
(Decrease)/increase in
long-term borrowings                 (190)    14,972     23,721
Net cash generated by financing
activities                            358     15,519    128,969
Net increase/(decrease) in cash and
cash equivalents                    5,687     (8,814)    74,212
Cash and cash equivalents
at beginning of period            152,452     78,240     78,240
Cash and cash equivalents
 at end of period                 158,139     69,426    152,452

+ Restated due to change in accounting policy relating to deferred stripping. See note on accounting policies.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
                             Number
                                 of     Share    Share    Other
                           ordinary   capital  premium reserves
                             shares    US$000   US$000   US$000
Balance - 31 Dec 2004
(as previously reported) 59,226 694     2,961  102,342  (14,347)ss.

Change in accounting
policy                            -         -        -        -
Balance - 31 Dec 2004    59,226 694     2,961  102,342  (14,347)
March 2005 Net income             -         -        -        -
Movement on cash flow
hedges                            -         -        -    1,690
Total recognized income           -         -        -    1,690
Share-based payments              -         -        -      288
Share options exercised     176 800         9      538        -
Balance - 31 Mar 2005    59,403 494     2,970  102,880  (12,369)
Balance - 31 Dec 2005
(as previously reported) 68,072 864     3,404  208,582  (41,000)
Change in accounting
policy - deferred
stripping cost                    -         -        -         -
Balance - 31 Dec 2005    68,072 864     3,404  208,582   (41,000)
March 2006 Net income             -         -        -         -
Movement on cash
flow hedges
- realized                        -         -        -     3,227
- unrealized                      -         -        -   (23,778)
Total recognized income           -         -        -   (20,551)
Share-based payments              -         -        -       685
Share options exercised     168 700         8      540         -
Shares vested#                6 830         -      108      (108)
Balance - 31 Mar 2006    68,248 394     3,412  209,230   (60,974)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (cont'd)
                                       Total
                                      attri-
                                     butable
                          Accumu-         to
                            lated     equity  Minority     Total
                          profits     share-  Interest    equity
                           US$000    holders    US$000    US$000
Balance - 31 Dec 2004
(as previously report     100,213ss. 191,169      (954)  190,215
Change in accounting
policy                    (14,884)+  (14,884)+       -   (14,884)+
Balance - 31 Dec 2004      85,329+   176,285+     (954)  175,331+
March 2005 Net income      11,276+    11,276+        -    11,276+
Movement on cash flow
hedges                          -      1,690         -     1,690
Total recognized income    11,276+    12,966+        -    12,966+
Share-based payments            -        288         -       288
Share options exercised         -        547         -       547
Balance - 31 Mar 2005      96,605+   190,086+     (954)  189,132+
Balance - 31 Dec 2005
(as previously reported)  138,751    309,737     1,395   311,132
Change in accounting
policy - deferred
stripping cost             (7,915)+   (7,915)+       -    (7,915)+
Balance - 31 Dec 2005     130,836+   301,822+    1,395   303,217+
March 2006 Net income      11,545     11,545     1,222    12,767
Movement on cash  flow
hedges
- realized                      -      3,227         -     3,227

- unrealised                    -    (23,778)        -   (23,778)
Total recognized income    11,545     (9,006)    1,222    (7,784)
Share-based payments            -        685         -       685
Share options exercised         -        548         -       548
Shares vested#                  -          -         -         -
Balance - 31 Mar 2006     142,381    294,049     2,617   296,666

# Restricted shares were issued to directors as remuneration. The transfer between "other reserves" and "share premium" in respect of the shares vested represents the cost calculated in accordance with IFRS 2.
ss. Reflects adoption of IFRS 2: Share-based payment.
+ Restated due to change in accounting policy relating to deferred stripping.
See note on accounting policies.

NON-GAAP MEASURES
TOTAL CASH COSTS AND CASH COST PER OUNCE are non-GAAP measures. Total cash costs and total cash costs per ounce are calculated using guidance issued by the Gold
Institute. The Gold Institute was a non profit industry association comprised of leading gold producers, refiners, bullion suppliers and manufactures. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute's guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant, and royalties. Under the company's revised accounting policies, there are no transfers to and from deferred stripping.

TOTAL CASH COSTS PER OUNCE are calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces produced for the periods presented. Total cash costs and total cash costs per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS or US GAAP measures or as an indicator of our performance. The data does not have a meaning prescribed by IFRS or US GAAP and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation, amortisation and share-based payments would be included in a measure of total costs of producing gold under IFRS and US GAAP, but are not included in total cash costs under the guidance provided by the Gold
Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However,
Randgold Resources believe that total cash costs per ounce are useful indicators to investors and management of a mining company's performance as it provides an indication of a company's profitability and efficiency, the trends in cash costs as the company's operations mature, and a benchmark of performance to allow for comparison against other companies.

CASH OPERATING COSTS AND CASH OPERATING COST PER OUNCE are calculated by deducting royalties from total cash costs. Cash operating costs per ounce are calculated by dividing cash operating costs by gold ounces produced for the period presented.

PROFIT FROM MINING ACTIVITY is calculated by subtracting total cash costs from gold sales revenue for all periods presented.

PROFIT FROM OPERATIONS is calculated by subtracting depreciation and amortisation charges and exploration and corporate expenditure, as well as share-based payment from profit from mining activity.

The following table reconciles total cash costs, as a non-GAAP measure, to the information provided in the income statement, determined in accordance with IFRS, for each of the periods set out below:
                                                           12
                                  Quarter   Quarter    months
                                    ended     ended     ended
                        Quarter    31 Dec    31 Mar    31 Dec
                          ended      2005      2005      2005
                         31 Mar  (Restat-  (Restat-  (Restat-
US$000                     2006      ed)+      ed)+      ed)+
Gold sales revenue       67,241    60,553    31,986   151,502
Mine production costs    27,411    26,822    15,860    66,612
Movement in production
inventory and ore stock
piles                    (1,296)   (3,882)+  (5,410)+ (18,744)+
Transfer from deferred
stripping                     -         -+        -+        -+
Transport and refinery
costs                       153       162        67       360
Royalties                 4,321     3,994     2,162    10,273
General and
administration expenses   2,874     2,724     1,442     7,438
Total cash costs         33,463    29,820+   14,121+   65,939+
Profit from mining
activity                 33,778    30,733+   17,865+   85,563+
Depreciation and
amortisation              4,964     4,733     2,595    11,910
Exploration and corporate
expenditure               7,687     7,283     5,824    24,049
Profit from operations   21,127    18,717+    9,446+   49,604+

+ Restated due to change in accounting policy relating to deferred stripping.
See note on accounting policies.

ACCOUNTING POLICIES
The financial information in this report has been prepared in accordance with the group's accounting policies, which comply with IFRS and are consistent with the prior period, except as noted below.

Joint ventures are those investments in which the group has joint control and are accounted for under the proportional consolidation method. Under this method, the proportion of assets, liabilities, income and expenses and cash flows of each joint venture attributable to the group are incorporated in the consolidated financial statements under appropriate headings. Inter-company accounts and transactions are eliminated on consolidation.

The directors have changed the group's accounting policy on deferred stripping costs, under both IFRS and US GAAP in the current period. Previously, costs of production stage waste stripping in excess of the expected pit life average stripping ratio were deferred and then charged to

production when the actual stripping ratio was below the expected pit life average stripping ratio. Under the revised accounting policy, all stripping costs incurred during the production phase of a mine are treated as variable production costs and as a result are included in the cost of the inventory produced during the period that the stripping costs are incurred.

Under US GAAP, EITF 04-06 `Accounting for Stripping Costs Incurred during
Production in the Mining Industry' is effective for reporting periods beginning after 15 December 2005. The consensus does not permit the deferral of any waste stripping costs during the production phase of a mine, but requires instead that they should be treated as variable production costs. The directors have decided to adopt the same treatment under IFRS which will ensure that the accounting policies applied under IFRS and US GAAP remain in line. With regard to the conclusions reached by the EITF, the directors believe the revised policy will mean that the financial statements provide reliable and more relevant information about the group's financial position and its financial performance.
In accordance with the requirements of IAS 8 'Accounting Policies, Changes in
Accounting Estimates and Errors', the change in the IFRS policy has been applied retrospectively and hence the 2004 comparatives have been restated.

The change in the IFRS accounting policy has resulted in the following adjustments to the amounts reported under IFRS:

                                 31 March  31 March  31 Dec
US$000                               2006      2005    2005
Decrease in deferred stripping
costs                               2,300    14,675   3,687
Decrease in ore stockpiles          8,625       268   8,342
Decrease in gold in process            29       785      51
Decrease in deferred taxation
liability                               -         -   1,227
(Decrease)/increase in deferred
taxation asset                        (91)        -   2,938
Decrease in opening retained
earnings                            7,915    14,884  14,884

                         Quarter   Quarter     Year  Quarter
                           ended     ended    ended    ended
                        31 March  31 March   31 Dec   31 Dec
US$000                      2006      2005     2005     2005
Increase/(decrease) in
net profit                 1,034      (844)   6,969    4,583
Increase/(decrease) in
basic earnings per share
(cents per share)              2        (1)      12        7
Increase in fully diluted
earnings per share (cents
per share)                     1        (2)      11        7

FORWARD COMMODITY CONTRACTS
The group's hedging position which all relates to the Loulo project financing, was as follows at 31 March 2006:
                     Forward sales     Forward sales
Maturity date               ounces    average US$/oz
Year ended 2006             83,498               434
Year ended 2007            116,004               438
Year ended 2008             80,498               431

Year ended 2009             85,000               437
Total                      365,000               435

This represents approximately 37% of planned open pit production at Loulo for the period that the project finance is in place. In the current gold price environment, it is the company's intention to take advantage of current spot prices and roll out longer dated forward sales contracts at the appropriate times.

Morila's production is completely exposed to spot gold prices.

GENERAL
The company continues to evaluate various opportunities both at corporate and project levels, however it remains focused on generating its own opportunities through an aggressive exploration and generative programme, concentrating on
Africa's key gold belts.

A busy second quarter of 2006 is planned with drilling expected in five African countries (Mali, Senegal, Burkina Faso, Cote d'Ivoire and Tanzania).

The timetable to commission Phase 2 of the Loulo project is challenging but achievable. Randgold Resources is currently maintaining its guidance for the results for the year, as published last quarter.

D M Bristow                           R A Williams
Chief Executive                       Financial Director
8 May 2006

Web-site: www.randgoldresources.com
Registered office: La Motte Chambers, La Motte Street, St Helier, Jersey JE1
1BJ, Channel Islands
Registrars: Computershare Investor Services (Channel Islands) Limited, PO
Box 83, Ordnance House, 31 Pier Road, St Helier, Jersey JE4 8PW, Channel Islands
Transfer agents: Computershare Services PLC, PO Box 663, 7th Floor, Jupiter
House, Triton Court, 14 Finsbury Square, London EC2A 1BR
Investor and media relations: For further information contact Kathy du Plessis on Tel +27 (11) 728-4701, Fax +27 (11) 728-2547, e-mail:
randgoldresources@dpapr.com

DISCLAIMER: Statements made in this document with respect to Randgold
Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The 2005 annual report notes that the financial statements do not reflect any provisions or other adjustments that might arise from the claims and legal process initiated by Loulo against MDM and a purported counterclaim by MDM. Other potential risks and uncertainties include risks associated with:
fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of resources, reserves and mine life.
For a discussion on such other risk factors refer to the annual report on
Form 20-F for the year ended 31 December 2004 which was filed in amended form with the United States Securities and Exchange Commission (the `SEC')
on 27 October 2005. Randgold Resources assumes no obligation to update information in this release. Cautionary note to US investors: the 'SEC'
permits companies, in their filings with the `SEC', to disclose only proven and probable ore reserves. We use certain terms in this release, such as
"resources", that the `SEC' does not recognise and strictly prohibits us from including in our filings with the `SEC'. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as `proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.